TV AZTECA BOARD APPROVES CASH DISTRIBUTIONS TO
                     SHAREHOLDERS FOR US$52 MILLION IN 2004

              --TV Azteca's Cash Usage Plan Advances As Scheduled--


FOR IMMEDIATE RELEASE

      MEXICO CITY,  FEBRUARY 25, 2004--TV Azteca,  S.A. de C.V. (NYSE: TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that its board of directors approved management's proposal to declare cash distributions to shareholders of US$52 million during 2004.

      The distributions are part of the company's ongoing plan to allocate a substantial portion of TV Azteca's expected cash generation to reduce the company's debt by approximately US$250 million, and to make cash distributions to shareholders of over US$500 million by 2008.

      The company believes that an optimal use of an important part of its continued free cash creation is to further strengthen its capital structure and to make distributions following the guidelines of its plan for uses of cash.

      The shareholders' meeting to approve the distributions is scheduled to occur in April, 2004.

COMPANY PROFILE

      TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

      Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results


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to differ  materially from those projected.  Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.


                               INVESTOR RELATIONS:

              Bruno Rangel                           Omar Avila
             5255 3099 9167                        5255 3099 0041
        jrangelk@tvazteca.com.mx               oavila@tvazteca.com.mx

                                MEDIA RELATIONS:

            Tristan Canales                         Daniel McCosh
            5255 3099 5786                         5255 3099 0059
        tcanales@tvazteca.com.mx               dmccosh@tvazteca.com.mx